Steven B. Boehm
DIRECT LINE: 202.383.0176
E-mail: STEVEN.BOEHM@sablaw.com
August 17, 2007
VIA COURIER AND EDGAR
Mary A. Cole, Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Main Street Capital Corporation Registration Statement on Form N-2 File Nos.: 333-142879 and 814-00746
Dear Ms. Cole:
     On behalf of Main Street Capital Corporation (the “Company”), please find Amendment No. 2 (“Amendment No. 2”) to the above-referenced Registration Statement, together with marked copies of Amendment No. 2 indicating changes to the Registration Statement. We are forwarding Amendment No. 2 to you in response to one comment that you reissued and one new comment that you issued to the Company on July 27, 2007. Your comments are set forth below and are followed by the Company’s responses.
General
1. We note your response to Comment 6(b) of our comment letter of June 15, 2007 (“June 15th Letter”) and we reissue Comment 6(b) regarding why the formation transactions are not “affiliated transactions” subject to Section 57 of the 1940 Act. In addition, please re-address our Comment 9 of the June 15th Letter regarding co-investments in the context of Section 57.
     Response:
Please note that the Company has amended its exchange and merger agreements with respect to the formation transactions so that the formation transactions close prior to the Company filing its Form N-54A and electing to be regulated as a business development company. In that regard, the

Mary A. Cole, Senior Counsel
Division of Investment Management
August 17, 2007

Company does not believe that the Section 57 prohibition on joint transactions is implicated by the formation transactions.
With respect to Comment 9, the Company reiterates its response to Comment 9 from its response letter dated June 22, 2007. In addition, please note that the Company has filed an application for exemptive relief regarding such co-investments with the Staff on July 27, 2007.
2. Insert a total return table after the Pro Forma As Adjusted Balance Sheet, showing the effects of the formation transactions on the general and limited partners of Main Street Mezzanine Fund, LP.
     Response:
The Company has revised page 38 to comply with this comment.
* * * *
     We very much appreciate the efforts that you made in this matter to provide your comments in such a timely fashion. Please let us know if you have any further comments concerning the foregoing at your earliest convenience or let us know if the Company may request effectiveness of this Form N-2 when ready. Please contact me, or Cheri Bennett at (202) 383-0942, if you have any questions.

Sincerely,

/s/ Steven B. Boehm
Enclosure

cc:	Mr. Todd Reppert/Main Street Capital Corporation
John Good, Esq./Bass Berry & Sims PLC
Cheri C. Bennett, Esq./Sutherland Asbill & Brennan LLP